SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                 Information furnished as at September 21, 2000





                        Intertek Testing Services Limited





                                  (REGISTRANT)


                                  25 Savile Row
                                 London, W1X 1AA
                                     England
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


                      Form 20-F |X|        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                            Yes                 No |X|

                Schedule of Information contained in this report


                     Press Release dated September 21, 2000

                                  PRESS RELEASE


                 INTERTEK TESTING SERVICES RESPONDS TO QUESTIONS
                         ABOUT U.S. ENVIRONMENTAL ISSUES


Intertek Testing Services Limited (Intertek) today said that tests conducted several years ago by several employees of an environmental subsidiary (Environmental) that is no longer operational were discovered by its own quality control procedures to be irregular and were promptly reported to the Environmental Protection Agency. Most important, extensive reassessment of the data provided to customers has not shown any health or safety risks.

"While this employee conduct was unacceptable, we want to emphasize that the EPA has stated it concurs with our findings that the tests were not substantially in error and that none of the tested sites has been found to pose a risk to safety or health," said Richard Nelson, Intertek's Chairman and Chief Executive Officer. "We have worked closely with the U.S. government during its investigation. Moreover, we are committed to a zero-tolerance compliance policy for all our testing services, and customers today can be assured of the quality of our work."

In responding to questions generated by a newspaper article, Intertek also clarified numerous points:

  o Intertek had an independent expert conduct a study of the available data and shared the results with the EPA. That study supports the EPA's own conclusions to date that there is no present or future threat to human health or the environment from the testing.

  o Environmental's voluntary disclosure to the EPA in January 1998 was not influenced by a "sting" performed by the EPA, as has been reported. Intertek and Environmental have never been nor are they now aware of a "sting." Moreover, the steps leading to voluntary disclosure by Environmental have been thoroughly investigated by its lawyers and found to have been made in accordance with the letter and the spirit of the law.

  o All data concerned has been statistically reassessed under the control of outside, independent consultants to assure there are no health or safety risks.

  o Intertek closed the laboratory where the irregularities occurred and sold the four other laboratories in its Environmental subsidiary by August 1998, although re-assessment of the data in question has continued in order to assure health and environmental safety.





BILL SPENCER                                                      RICHARD NELSON
FINANCE DIRECTOR                                                  CHAIRMAN & CEO
TEL NO:  +44 20 7396 3400                              TEL NO:  +44 20 7396 3400

SEPTEMBER 21, 2000

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


INTERTEK TESTING SERVICES LIMITED
(Registrant)


By:       /s/  WILLIAM SPENCER
          Name:      William Spencer
          Title:     Director
          Date:      September 21, 2000